October 17, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed September 25, 2019
           File No. 024-10950

Dear Mr. Iglesias:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2019 letter.

Amendment No.5 to Form 1-A filed September 25, 2019

Management's Discussion and Analysis
Operating Expenses, page 8

1. For six months ended June 30, 2019, please expand to discuss the underlying factors that caused operating expenses with material changes i.e. Salaries, Wages and Benefits,
      Professional fees and Advertising costs.
 Leandro Iglesias
FirstName LastNameLeandro Iglesias
iQSTEL Inc.
Comapany NameiQSTEL Inc.
October 17, 2019
October 17, 2019 Page 2
Page 2
FirstName LastName
Description of Business
Recently completion of Acquisition of SwissLink Carrier AG, page 24

2. Please file the SwissLink acquisition agreement as an exhibit as well as the material outstanding loans from the seller of SwissLink that are referenced in the agreement and on page 24 of the offering circular.
Security Ownership of Certain Beneficial Owners and Management, page 37

3. Please re-insert Metrospaces Inc. in the beneficial ownership table. Consolidated Financial Statemetns as of and for Period Ended June 30, 2019 Notes to the Unaudited Consolidated Financial Statements
Note 13 - Subsequent Events , page F-29

4. You indicated that you issued 187,500 shares for the 51% equity interest of SwissLink
         Carrier AG in August, 2019. We further note in Exhibit 15.3 Unaudited Pro Forma
         Financial Statements that you issued 343,512 shares of common stock upon the closing of the transaction. Please explain the discrepancies and revise accordingly.
Exhibit 15.2 Unaudited Financials for SwissLink Carrier AG for the Three Months Ended March
31, 2019, page 41

5. Please update and provide the unaudited interim financial statements and related footnote disclosure of SwissLink Carrier AG as of and for the six months ended June 30, 2019.
Exhibit 15.3 Unaudited Pro Forma Combined Financial Statements , page 41

6. Please update to reflect the unaudited pro forma combined financial statements as of and for the period ended June 30, 2019.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Scott Doney